April 29, 2021TSX: SAM

STARCORE INTERNATIONAL FILES EARLY WARNING REPORT

Vancouver, British Columbia – Starcore International Mines Ltd. (TSX: SAM) (“Starcore”) (the “Company”) has filed an Early Warning Report in accordance with National Instrument 62-103 The Early Warning System and Related Take Over Bids and Insider Reporting Issues, in connection with the acquisition of 4,100,000 shares of IM Exploration Inc. (“IM”) at a deemed price of $0.15 per share, as consideration for the assignment to IM of Starcore’s right to acquire a 100% interest in the Toiyabe Gold Project in Lander County, Nevada (the “Transaction”). See press releases dated March 1, 2021 and April 22, 2021.

The Company advises that before the Transaction, it owned no shares of IM. Upon this acquisition, the Company holds a total of 4,100,000 common shares of the Company, representing approximately 15.84% of IM’s issued and outstanding common shares.

A copy of the early warning report may be found under the IM’s profile on www.sedar.com.

The Company advises that the shares were acquired through a private transaction and that they did not act jointly with any other party in acquiring the shares, and does not act jointly or in concert with any other person in exercising their rights over such shares.

Starcore further advises that they acquired the shares as partial consideration for the Transaction, and may acquire additional securities, or dispose of some or all of the securities, from time to time in the future.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and developments projects throughout North America. Starcore is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on their investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com